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03012025

**SECURITIES** AND ᴇxᴄʜᴀɴɢᴇ ᴄᴏᴍᴍɪSION
Washington, D.C. 20549

SEC MAIL / RECEIVED MAR 0 3 2003 / WASH., D.C. 153 / PROCESSING SECTION

### ANNUAL AUDITED REPORT
### FORM X-17A-5
### PART III

| SEC FILE NUMBER |
| ~~8-50709~~ |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____January 1, 2002_____ AND ENDING _____December 31, 2002_____
                                           MM/DD/YY                                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:  ARAGON INVESTMENTS, LTD.

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)
129 Font Street
                                    (No. and Street)

| Hamilton | Bermuda | HM 12 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. BEESON, MANAGING DIRECTOR , FINANCE & ACCOUNTING (312) 696-2121
                                                        (Area Code - Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

| 180 North Stetson | Chicago | IL | 60601 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| |

---

*   Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
    must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# Aragon Investments, LTD.

## (A Bermuda Exempted Company)
### (SEC File Number 8-50789)

Statement of Financial Condition as of
December 31, 2002,
Independent Auditors' Report and
Supplemental Report on Internal Control

Claim for Exemption from the Disclosure,
Periodic and Annual Recordkeeping Requirements
Contained in Part 4.7 of the Regulations Adopted
by the U.S. Commodity Futures Trading
Commission has been Requested by the
Commodity Pool Operator of
ARAGON INVESTMENTS, LTD.

This report is filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
Public Document.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

**Deloitte
& Touche**

## INDEPENDENT AUDITORS' REPORT

To the Shareholder of Aragon Investments, Ltd.:

We have audited the accompanying statement of financial condition of Aragon Investments, Ltd. (A Bermuda Exempted Company) (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17(a)-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003



Deloitte
Touche
Tohmatsu

# ARAGON INVESTMENTS, LTD.
## (A Bermuda Exempted Company)

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2002
### (Expressed in U.S. Dollars)

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 58,634 |
| Receivables from brokers and dealers | | 1,202,494 |
| Receivables from futures clearing brokers | | 18,005,154 |
| Interest and dividends receivable | | 8,790,145 |
| Securities borrowed | | 6,500,924,780 |
| Investment assets, at fair value: | | |
| Corporate stocks (cost $ 1,210,854,666) | | 1,196,844,771 |
| Other assets | | 25,000 |
| | | |
| **Total assets** | $ | 7,725,850,978 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---:|
| **Liabilities:** | | |
| Payables to brokers and dealers | $ | 199,348,612 |
| Interest and dividends payable | | 8,600,362 |
| Securities loaned | | 5,960,071,725 |
| Investment liabilities, at fair value: | | |
| Corporate stocks (proceeds $904,693,430) | | 902,144,713 |
| Payables to affiliates | | 100,921,146 |
| | | |
| **Total liabilities** | | 7,171,086,558 |
| | | |
| **Shareholder's equity** | | 554,764,420 |
| | | |
| **Total liabilities and shareholder's equity** | $ | 7,725,850,978 |

## NOTES TO STATEMENT OF FINANCIAL CONDITION

### December 31, 2002
### (Expressed in U.S. Dollars)

Aragon Investments, Ltd. ("Aragon"), a Bermuda exempted company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers Inc. ("NASD"). Aragon, a wholly-owned subsidiary of Citadel Equity Fund Ltd. ("CEFL"), engages primarily in proprietary investment activities. CEFL, a Cayman Islands exempted company of which Citadel Kensington Global Strategies Fund Ltd. ("Kensington") and Citadel Wellington Partners L.P. ("Wellington") are the sole shareholders, commenced operations on April 30, 2001. Citadel Limited Partnership ("CLP"), an Illinois limited partnership, which is the Portfolio Manager of Kensington and CEFL and the General Partner of Wellington, is responsible for managing all investment activities for Aragon. CLP is registered as a "commodity trading advisor" and a "commodity pool operator" with the U.S. Commodity Futures Trading Commission, and Kensington, Wellington, CEFL and Aragon are "commodity pools" operated by CLP. Citadel Investment Group, L.L.C., an affiliate of CLP, provides administrative and investment-related services to Aragon. Leeds Management Services, Ltd. is responsible for providing certain administrative services for Aragon.

### (1) Summary of Significant Accounting Policies:

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States.

The preparation this financial statement requires Aragon's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Aragon defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with maturities of ninety days or less.

Investment assets and investment liabilities and receivables from futures clearing brokers arising from futures transactions are carried in the statement of financial condition at fair value, as determined in accordance with Kensington's Bye-laws effective November 16, 2001 (the "Bye-laws") and Wellington's Seventh Amended and Restated Agreement of Limited Partnership effective as of November 1, 2002 (the "Partnership Agreement"). The Bye-laws and Partnership Agreement generally require investment assets and investment liabilities to be valued with reference to independent information (such as closing prices for exchange traded instruments or dealer or counterparty valuations or quotes); however, CLP is permitted to use a different value for any investment asset or investment liability (as distinguished from any non-investment liability) if it determines that doing so would better reflect market value.

Investment transactions and related commissions are recorded on a trade-date basis. Net realized gains (losses) on investments are determined by the specific identification method.

Aragon periodically holds securities denominated in foreign currencies. These amounts are converted to U.S. dollars using spot currency rates on the date of valuation. Net foreign currency translation gains (losses) are reflected in the determination of net gains (losses) on investment transactions.

Realized and unrealized gains (losses) on financial futures contracts are included in net realized and net change

# ARAGON INVESTMENTS, LTD.
## (A Bermuda Exempted Company)

## NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued

### December 31, 2002
### (Expressed in U.S. Dollars)

### (1) Summary of Significant Accounting Policies, Continued:

in unrealized gains (losses) on investments.

Securities borrowing transactions require Aragon to deposit cash or other collateral with the lender. Securities lending transactions require the borrower to deposit cash or other collateral with Aragon. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or posted, respectively. Aragon monitors the market value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. Collateral on securities borrowed and securities loaned has not been recognized as collateral on the statement of financial condition, but rather as proceeds from either a sale or a borrow. As of December 31, 2002, Aragon received securities borrowed and delivered securities loaned with a fair value of $6,069,804,274 and $5,565,550,047, respectively. To mitigate counterparty credit risk related to securities borrowed and securities loaned, positions are marked to market on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements.

Dividends from equity securities are recognized as income (expense) on the ex-dividend date and interest income (expense) is recognized on an accrual basis. Dividend income is net of withholding taxes.

### (2) Income Taxes:

There is currently no Bermuda income tax, corporation or profits tax, withholding tax, capital gains tax or capital transfer tax payable by Aragon. Aragon has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation, such tax shall not be applicable to Aragon until March 28, 2016.

### (3) Transactions with Related Parties:

Aragon engages in securities borrowing and lending transactions with CEFL and Citadel Trading Group L.L.C. ("CITG"). CITG is an NASD registered broker dealer that is owned in part by CLP. The financing costs associated with these transactions are determined at market levels and are collateralized as a percentage of the market value of the position in accordance with regulatory guidelines. The exposures relative to collateral posted are marked on a daily basis. As of December 31, 2002, the fair value of long positions financed by Aragon for CEFL was $946,507,726 and the market value of short positions financed by Aragon for CEFL was $3,446,123,196. The collateral value of long positions financed with CITG was $140,113,971 and the collateral value of short positions financed with CITG was $3,380,454,644. The proceeds of the collateral on these positions are reflected in securities loaned and securities borrowed on the statement of financial condition.

Payable to affiliates in the statement of financial condition consists of short-term cash funding between affiliates.

### (4) Derivative Financial Instruments:

Derivative financial instruments traded by Aragon include futures, whose values are based upon their underlying assets, indices or reference rates, and generally represent future commitments to exchange cash flows, or to

## (4) Derivative Financial Instruments, Continued:

purchase or sell other financial instruments at specified future dates. A derivative financial instrument may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain options contracts. OTC derivative financial instruments are negotiated between contracting parties and include certain options contracts.

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Aragon may use derivative financial instruments in the normal course of its business to take proprietary investment positions and to manage market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with Aragon's other investing activities. Aragon manages the risks associated with derivatives along with its proprietary investing activities in cash instruments as part of its overall risk management framework.

Market risk is the potential for changes in the value of financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded.

Credit risk is based upon the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk due to exchange-traded financial instruments, such as futures, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded. As of December 31, 2002 Aragon had approximately $3,858,000 of credit risk exposure related to its derivative financial instruments.

Derivative financial instruments generally reference notional amounts which are utilized solely as a basis for determining future cash flows to be exchanged. Notional amounts provide a measure of Aragon's involvement with such instruments, but are not indicative of economic exposure or potential risk, and therefore are not recorded on-balance-sheet. Derivative financial instruments are marked to fair value at contractually specified intervals and the resulting gains and losses are recorded in the statement of financial condition in receivables from futures clearing brokers prior to the exchange of the related cash flows.

Included in net gains (losses) on investment transactions is net realized and net change in unrealized gains (losses) associated with derivative financial instruments.

Fair values represent the cost of replacing Aragon's derivative financial instruments. The estimated fair value of Aragon's derivative financial instruments is approximately $3,858,000 related to futures as of December 31, 2002.

## (5) Other Off-Balance-Sheet Risk:

Since Aragon does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can and often does result in a concentration of credit risk with one or more of these firms. Such risk, however, is mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in the countries where they conduct their business

**(5) Other Off-Balance-Sheet Risk, Continued:**

activities. These rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and securities from holdings of the financial institutions themselves.

Aragon may sell various financial instruments which it does not yet own or does not choose to deliver ("short sales"). Aragon is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, Aragon's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased, and net gains (losses) on investment transactions correspondingly reduced. To manage this market risk, Aragon may hold securities which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting positions as deemed necessary.

**(6) Share Capital:**

As of December 31, 2002, Aragon had 12,000 authorized, issued and fully paid common shares, at a par value of $1.00 per share.

**(7) Net Capital Requirements:**

Aragon is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c 3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, Aragon is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2002, net capital was approximately $249 million in excess of the required minimum net capital.

**(8) Subsequent Events:**

Effective January 1, 2003, Citadel Wellington Partners L.P. SE ("Wellington SE") became an owner of CEFL and, therefore, an indirect owner of Aragon. Certain of Aragon's accounts with various financial institutions have been guaranteed by Wellington SE.

# ARAGON INVESTMENTS, LTD.
## (A Bermuda Exempted Company)

## NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued

### December 31, 2002
### (Expressed in U.S. Dollars)

\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in these financial statements is accurate and complete.

CITADEL LIMITED PARTNERSHIP
Portfolio Manager and Commodity Pool Operator for the
Commodity Pool, ARAGON INVESTMENTS, LTD.
by:  GLB Partners, L.P., its general partner
by:  Citadel Investment Group, L.L.C., its general partner
by:  Kenneth C. Griffin, President

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

**Deloitte
& Touche**

February 21, 2003

To the Shareholder of Aragon Investments, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Aragon Investments, Ltd. (a Bermuda Exempted Company) (the "Company") as of December 31, 2002 and for the year then ended (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the

Deloitte
Touche
Tohmatsu

American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP